23 July 2026

RELX PLC

Changes to Board Committee roles

RELX PLC today announces that Andy Halford has been appointed Chair of its Audit Committee, effective following publication of the results for the first half of 2026 at 7am on 23 July 2026.

Upon the appointment of Andy Halford, Suzanne Wood stepped down from the committee, while she remains on the RELX PLC Board as Senior Independent Director and a member of the Remuneration, Nominations and Corporate Governance Committees.

-ENDS-

Enquiries:

Paul Sullivan (Investors)

Tel: +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel: +44 (0)20 7166 5724

Legal Entity Identifier: 549300WSX3VBUFFJOO66